UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

TERMINATION OF MATERIAL DEFINITIVE AGREEMENT

On April 30, 2026, Intercont (Cayman) Limited (“Intercont” or the “Company”) entered into a Payoff Acknowledgment and Termination Agreement by and between Streeterville Capital, LLC (“Streeterville Capital”) to terminate the Ordinary Share Purchase Agreement (the “Purchase Agreement”) it entered into with Streeterville Capital on September 4, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

2